Franklin Bank Corp.
9800 Richmond Avenue, Suite 680
Houston, Texas 77042
May 25, 2006
By EDGAR
Mr. Christian Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D. C. 20549

Re:	Registration Statement on Form S-3 of Franklin Bank Corp. (File No. 333-133780) (the “Registration Statement”)
Dear Mr. Windsor:
Reference is made to the letter of the staff of the Division of Corporation Finance dated May 18, 2006 containing a comment on the Registration Statement. For convenience of reference, the Company has set forth below in bold the staff’s comment, followed by the Company’s response.
General Comments on this Filing
1.	Please provide us with your detailed legal analysis of the exemption relied upon for the exercise of the warrants. In particular, please detail the exercise criteria for the warrants, any transfer restrictions and detail whether any of the warrants have been exercised at this time.
     (a) Background
     In November 2002, the Company granted to Ranieri & Co., Inc. (“Ranieri & Co.”), an entity controlled by the Company’s chairman, Mr. Lewis Ranieri, an irrevocable, ten year option to purchase 570,000 shares of common stock. The stock option agreement provided that the stock option was not immediately exercisable, but would vest and become exercisable ratably over a three year period, subject to acceleration in the event of a change of control of the Company, including the consummation of an underwritten offering of common stock by the Company. Although generally not transferable, the stock option agreement provided that the stock option could be sold, transferred, pledged or hypothecated to persons who were employees, officers, directors, members, partners, stockholders or other equity interest holders of Ranieri &

Mr. Christian Windsor
May 25, 2006

Co. or its affiliates if the Company was supplied with evidence reasonably satisfactory to it that such disposition would not be in violation of the Securities Act of 1933, as amended (the “Securities Act”). On June 10, 2003, Ranieri & Co. transferred 552,900 of those options in compliance with the terms of the stock option agreement to seven transferees, and new stock options on the same terms as the original stock option were issued to Ranieri & Co. and the transferees. The Company successfully completed its initial public offering on December 23, 2004, and the stock options vested and became exercisable in full at that time. To date, however, none of the stock options has been exercised.
     At the time of the initial issuance of the stock option, the Company expected to rely on the exemption from registration contained in Section 4(2) of the Securities Act for transactions by an issuer not involving a public offering for the issuance of the shares upon the exercise of the option. This exemption generally is available for transactions involving a relatively small number of offerees and purchasers of substantial means who purchase for investment and not with a view to the distribution in violation of the Securities Act and where no general solicitation is involved. For the reasons set forth below, the Company believes that the issuance of the shares upon the exercise of the stock options, upon compliance with the procedures established in the options, would satisfy the requirements of the exemption.
     The terms of each stock option provide that the option may be exercised by the holder delivering a notice of exercise to the Company, paying the full exercise price and delivering a letter in which the holder agrees not to offer to sell or otherwise dispose of the shares issued upon exercise of the option in violation of federal or state law (including securities laws) or the provisions of the option. Upon receipt of payment in full of the exercise price and the compliance letter, the Company is required to deliver a certificate or certificates representing the shares bearing the following legend: “THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND MAY BE REOFFERED OR SOLD ONLY IF SO REGISTERED OR IF AN EXEMPTION FROM REGISTRATION IS AVAILABLE.” The stock option agreement permits removal of this restrictive legend from the certificates only if the shares have been registered pursuant to the Securities Act, sold pursuant to Rule 144 under the Securities Act or if the Company has received a letter from the staff of the SEC or an opinion of legal counsel that such legend is not required for purposes of the Securities Act. Each optionee has represented to the Company that it will acquire the shares on exercise of the option for investment and the shares will not be transferred or disposed of except in a transaction registered, or exempt from registration, under the Securities Act.
     The option was initially issued to one person, and is currently held by only eight persons, each of whom the Company has reason to believe has a substantial net worth and is experienced in investment matters. All of such persons had, at the time of the acquisition of their respective

Mr. Christian Windsor
May 25, 2006

option, a prior relationship with the Company or with an affiliate of the Company and no general solicitation or advertisement was involved. The options themselves may be transferred only to persons having a relationship with the holder and only after the Company receives evidence that the transfer will not violate the Securities Act. Accordingly, the Company believes the requirement that the transaction involve only a limited number of persons of substantial means has been satisfied.
     As a condition to the receipt of an option, each holder was required to represent to the Company that it will acquire the shares to be issued on exercise of an option for investment and such shares will not be transferred or otherwise disposed of except in a transaction registered, or exempt from registration, under the Securities Act. In addition to this precaution, the stock options require upon exercise of an option that each holder deliver a letter reaffirming such representation and containing an agreement not to offer, sell or otherwise dispose of the shares issued upon exercise of the options in violation of federal or state laws (including securities laws) or the provisions of the stock option agreement. Finally, the stock options require that certificates representing such shares bear the restrictive legend described above to ensure the restrictions upon transfer contained in the option are known to persons who may purchase the shares.
     In addition to the protections described above, it is the Company’s practice, when issuing shares in reliance on this and similar exemptions, to cause the transfer agent of the Company’s common stock to enter a “stop transfer” instruction with respect to such shares, to further police the exemption. As a result, at the time of any proposed transfer of the shares, the Company would have an opportunity to review the totality of the circumstances existing at that time and confirm either the availability of an exemption, or the effectiveness of a registration statement, with respect to the proposed sale. Accordingly, upon exercise of an option the Company believes that the remaining requirements of the exemption would be satisfied.
     (b) The 2004 Registration Statement
     Contemporaneously with the issuance of the stock option in November 2002, the Company completed a private placement of shares of its common stock to certain investors and entered into a registration rights agreement relating to the shares sold in such placement. When the Company became obligated to file the registration statement related to the shares sold in this private placement, the Company determined to extend the benefits of registration to the holders of the stock options. A registration statement on Form S-1 (SEC File No. 333-112856) covering the resale of shares sold in the private placement, as well as the shares issuable on exercise of the stock options and the resale of such shares, was filed in February 2004 (the “2004 Registration Statement”) after completion of the Company’s initial public offering. The 2004 Registration

Mr. Christian Windsor
May 25, 2006

Statement became effective in April 2004. In accordance with the terms of the registration rights agreement, use of the prospectus was suspended on October 24, 2004.
     (c) Post-Effective Amendment to 2004 Registration Statement Pursuant to Rule 429
     Although the Company believes that the shares of common stock issuable upon exercise of the stock options may be issued in reliance upon the exemption from registration provided by Section 4(2) of the Securities Act, the 2004 Registration Statement provides an alternative means for the issuance of such shares. The 2004 Registration Statement previously registered on Form S-1 the issuance of shares of common stock on exercise of the stock options, and the resale of such shares. Accordingly, it is not necessary to rely on the exemption from registration provided by Section 4(2) of the Securities Act for the issuance of shares of common stock on the exercise of the stock option. Rather, the Company proposes to register the issuance of such shares to the holders of the stock options by means of a post-effective amendment to the 2004 Registration Statement pursuant to the provisions of Rule 429.
     Where an issuer has filed two or more registration statements, Rule 429 permits the issuer to file a single prospectus in the latest registration statement in order to satisfy the rules and regulations under the Securities Act. The combined prospectus may be filed as part of a pre-effective or post-effective amendment to the latest registration statement. Accordingly, the Company is submitting herewith Amendment No. 2 to the Registration Statement, which contains the legend required by Rule 429 on the facing page thereof. Consequently, Amendment No. 2 to the Registration Statement also constitutes a post-effective amendment to the 2004 Registration Statement. As a result, the registration of the issuance of the shares on exercise of the stock options previously effected by the 2004 Registration Statement will be restored, and both the issuance of such shares and the resale of such shares will be registered under the Securities Act; reliance on an exemption for issuance of the shares of common stock on exercise of the stock options will not be required.
     The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Thank you for your attention in this matter. The Company would be pleased to answer any additional questions the staff may have. Please contact the undersigned at (713) 339-8920 or the Company’s legal counsel, John Brantley at Bracewell & Giuliani LLP, at (713) 221-1301, if you have any questions or comments relating to this response.

Sincerely, FRANKLIN BANK CORP.
By:	/s/ Russell McCann
Russell McCann
Chief Financial Officer

cc:	Mr. John R. Brantley Bracewell & Giuliani LLP